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10026574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROCKWELL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 JOHN STREET, # 1050
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL HALKITIS 516 932-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INCORVAIA & ASSOCIATES CPA'S PC
(Name – *if individual, state last, first, middle name*)

380 N. BROADWAY, # 408 (Address) JERICHO (City) NY (State) 11753 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL HALKITIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ROCKWELL FINANCIAL GROUP, INC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT / FINOP
Title

[signature]
DENNIS T. COGLIANESE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-5733435
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2009

ROCKWELL FINANCIAL GROUP, INC.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31,2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Incorvaia & Associates

Jericho, New York
February 23, 2010

Rockwell Financial Group, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS		
Cash	$	24,188
Commissions receivable		41,628
Due from related company		830
Prepaid expenses		12,684
Total current assets		79,330
Total Assets	$	79,330
LIABILITY AND STOCKHOLDER'S EQUITY		
LIABILITY		
Accrued expenses	$	41,643
Total Liability		41,643
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		132,825
Accumulated deficit		(95,238)
Total Stockholder's Equity		37,687
Total Liability and Stockholder's Equity	$	79,330

See accompanying notes to financial statements.

Rockwell Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Commissions	$	403,794
Interest Income		2
Total Revenues		403,796
Expenses		
Salary, commission expense and taxes		281,855
Rent		58,304
Telephone		18,111
Licenses, fees and memberships		16,990
Travel and entertainment		10,307
Postage & express mail		4,405
Office expenses		4,391
Professional fees		2,550
Insurance		2,268
Taxes		1,200
Bank service charges		637
Security		302
Total Expenses		401,320
Net Income for the year	$	2,476

See accompanying notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

STOCKHOLDERS' EQUITY

	Common Stock										
	Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Accumulated Other Comprehensive Income		Total
Balances at January 1,2009	100	$	$100	$	134,575	$	(97,714)	$		$	36,961
Capital Contributions											
Capital Withdrawals					(1,750)						(1,750)
Net Income							2,476				2,476
Other Comprehensive Income: Other Income											
Balances at December 31, 2009	100	$	$100	$	132,825	$	(95,238)	$	-	$	$37,687

See accompanying notes to the financial statements.

Rockwell Financial Group, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

Cash flows From Operating Activities		
Net Income	$	2,476
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities		
lecrease in commissions receivable		(15,876)
Increase in prepaid expenses		465
Increase in accrued expenses		18,279
Total Adjustments		2,868
Net Cash Provided by Operating Activities		5,344
Cash Flows From Financing Activities		
Reduction in paid in capital		(1,750)
Net Cash used by Financing Activities		(1,750)
Net Increase in Cash		3,594
Cash - January 1,2009		20,594
Cash - December 31,2009	$	24,188

See accompanying notes to the financial statements.

SUMMARY OF SIGNIFICANTACCOUNTING POLICIES

Nature of Organization

Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a New Jersey corporation.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts in required. If amounts become uncollectible, they are charged to operations when that determination is made. During 2008, there were no accounts receivable write-offs.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal and state income taxes.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK

The Company enters in transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2009

PREPAID EXPENSES
Prepaid expenses at December 31, 2009 consist of licenses and fees of $12,684.

NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). At December 31, 2009, the Company had net capital of $24,173 which was $19,173 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.72 to 1.

INCOME TAXES
The Company has a net operating loss carry forward of approximately $27,393 available to offset future taxable income through 2025.

The total deferred tax asset is as follows:

Deferred tax asset	$	6,054
Valuation allowance		(6,054)
Net Deferred Tax Asset	$	-

RELATED PARTY TRANSACTIONS
Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company.

At December 31, 2009, amount due from this related company represents was $ 830.

Rockwell Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2009

NET CAPITAL		
Total Stockholder's Equity	$	$37,687
Total Capital and Allowable Subordinated Liabilites		
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(12,684)
Due from related company		(830)
Total Non-Allowable Assets		(13,514)
Net Capital		24,173
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		41,643
Total Aggregate Indebtedness		41,643
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		2,776
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	19,173
Ratio Aggregate Indebtedness to Net Capital		1.72 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2009.

Rockwell Financial Group, Inc.
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2009

The Company claims an exemption from the reserve requirement under paragraph (k) (2) (ii) of Rule 15c3-3.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholder's
Rockwell Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rockwell Financial Group, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Incorvaia & Associates

Jericho, New York
February 23, 2010